                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                              ---------------------

                        Pursuant to Section 15(D) of the
                         Securities Exchange Act of 1934

                              ---------------------

                   For the fiscal year ended December 31, 2001

                          Commission file number 1-9076

                              ---------------------

                             Full Title of the Plan:

                     FORTUNE BRANDS RETIREMENT SAVINGS PLAN

                              ---------------------


         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              FORTUNE BRANDS, INC.

                                300 Tower Parkway
                          Lincolnshire, Illinois 60069

================================================================================

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                                                       PAGE(S)

Report of Independent Accountants                                            1

Financial Statements:
 Statement of Net Assets Available for Plan Benefits as of
     December 31, 2001 and 2000                                              2

 Statement of Changes in Net Assets Available for Plan Benefits
     for the years ended December 31, 2001 and 2000                          3

 Notes to Financial Statements                                            4-11



Note: Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein will be filed by the Fortune Brands, Inc. Savings Plans Master Trust.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Corporate Employee Benefits Committee of
  Fortune Brands, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Fortune Brands Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





May 24, 2002

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                    2001         2000

Assets:

  Beneficial interest in Fortune Brands, Inc.
      Savings Plans Master Trust net assets       $545,956     $605,585

Receivables:
  Company contributions                              4,930        6,836
  Participant contributions                             22          257
                                                  --------     --------

          Total assets                             550,908      612,678
                                                  --------     --------

Net assets available for Plan benefits            $550,908     $612,678
                                                  ========     ========






    The accompanying notes are an integral part of the financial statements.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
--------------------------------------------------------------------------------



                                                                 2001           2000
Additions:
  Company contributions                                       $  14,433      $  16,263
  Participant contributions                                      32,163         33,615
  Transfers to the Plan (Note 5)                                    163          2,770
                                                              ---------      ---------

        Total additions                                          46,759         52,648

Deductions:
  Allocated share of Fortune Brands, Inc. Savings
      Plans Master Trust investment losses                       33,026         26,411
  Benefits paid to participants                                  54,713         67,926
  Transfers from the Plan (Note 5)                               20,790              -
                                                              ---------      ---------

        Total deductions                                        108,529         94,337

Decrease in net assets                                          (61,770)       (41,689)
                                                              ---------      ---------

Net assets available for Plan benefits, beginning of year       612,678        654,367
                                                              ---------      ---------

Net assets available for Plan benefits, end of year           $ 550,908      $ 612,678
                                                              =========      =========





    The accompanying notes are an integral part of the financial statements.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 1.  DESCRIPTION OF PLAN

     GENERAL

     The Fortune Brands Retirement Savings Plan (the "Plan") is designed to encourage and facilitate systematic savings and investment by eligible employees. Fortune Brands, Inc. ("Fortune") and each of its operating company subsidiaries participating in the Plan are referred to collectively as the "Companies" and individually as a "Company". Operating company subsidiaries include: MasterBrand Industries, Inc. ("MasterBrand"), ACCO World Corporation ("ACCO"), Acushnet Company ("Acushnet"), and Jim Beam Brands Worldwide, Inc. ("Beam"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/ Summary Plan Description, each of which is available from the Plan Administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

     The financial statements present the net assets available for Plan benefits as of December 31, 2001 and 2000 and the changes in net assets available for Plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the "Master Trust"), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Future Brands LLC Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the "Trustee").

     CONTRIBUTIONS

     The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the "Code") of up to 21% of eligible compensation, subject to lower limits for highly compensated employees of Fortune and certain participating Companies. Participants' annual tax deferred contributions are limited by the Code to $10,500 in both 2001 and 2000.

     Participants of MasterBrand and its participating operating subsidiaries ("MasterBrand Participating Employers") may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 21% of eligible compensation. Each MasterBrand Participating Employer, other than Schrock Cabinet Division ("Schrock") and NHB Industries, Inc., formerly NHB Holdings, Inc., ("NHB"), provides a matching contribution equal to 50% of the participant's tax deferred contributions and after-tax contributions, not to exceed 6% of eligible compensation. Schrock provides a matching contribution of 50% of the participant's tax deferred and after-tax contributions up to 5% of eligible compensation and an additional 50% of the participant's tax deferred and after-tax contributions up to 3% of eligible compensation. NHB provides a matching contribution of 30% of the participant's tax deferred and after-tax contributions up to 4% of eligible compensation.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


     ACCO and its participating operating subsidiaries ("ACCO Participating Employers") provide a matching contribution equal to 30% of the participant's tax deferred contributions, not to exceed 6% of eligible compensation. Acushnet and its participating operating subsidiaries ("Acushnet Participating Employers") provide a matching contribution of 50% of the participant's tax deferred contributions up to 5% of eligible compensation and an additional 50% of the participant's tax deferred contributions up to 2% of eligible compensation. Beam and its participating operating subsidiaries ("Beam Participating Employers") do not provide matching contributions. Fortune provides a matching contribution equal to 50% of the participant's tax deferred contributions, not to exceed 6% of eligible compensation.

     Profit-sharing contributions are made by Fortune and certain participating operating subsidiaries and allocated to their participants in proportion to eligible compensation. Acushnet Participating Employers, MasterBrand Participating Employers, and Boone International, Inc. ("Boone"), an ACCO Participating Employer, do not provide an annual profit-sharing contribution. Fortune contributes on an annual basis, 1/6 of 1% of its Adjusted Income from Continuing Operations (as defined in the Plan). The ACCO Participating Employers and Beam Participating Employers make a determination each year as to the amount of their profit-sharing contribution. Profit-sharing contributions are subject to certain Plan and statutory limitations.

     Participants may direct the investment of their tax deferred contributions, after-tax contributions, matching contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds, excluding the Gallaher ADR Fund.

     Participant account balances are maintained to reflect each participant's beneficial interest in the Plan's funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants' accounts based on the ratio of each participant's account balance invested in an investment fund to the total of all participants' account balances invested in that fund as of the preceding valuation date.

     VESTING

     Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Companies' matching contributions plus earnings thereon occurs after one year of service. Vesting in the Companies' annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; (5) termination of employment without fault, or (6) years of service (as summarized in the schedule below):

       NUMBER OF FULL YEARS OF SERVICE *       FORTUNE      BEAM      ACCO
                                               -------      ----      ----
         Less than 1                               0%         0%        0%
         1 but less than 2                        20%         0%       20%
         2 but less than 3                        40%         0%       40%
         3 but less than 4                        60%        20%       60%
         4 but less than 5                        80%        40%       80%
         5 but less than 6                       100%        60%      100%
         6 but less than 7                       100%        80%      100%
         7 or more                               100%       100%      100%

     * Acushnet, MasterBrand and Boone Participating Employers do not provide an annual profit-sharing contribution.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


     FORFEITURES

     Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant's previously forfeited amount will be reinstated to the participant's account.

     LOANS

     A participant may apply for a loan of at least $1,000 from the vested portion of the participant's account balance in an amount which does not exceed one-half of the participant's vested balance, provided that the loan also does not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

     A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant's account balance and evidenced by a written obligation payable to the Trustee which is invested in the Loan Fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

     DISTRIBUTIONS AND WITHDRAWALS

     Benefits are payable from a participant's account under the Plan provisions, upon a participant's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after attainment of age 59 1/2.

     Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Distributions and withdrawals are recorded when paid.

     OTHER

     Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune, as Plan Sponsor and Administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     INVESTMENT VALUATION AND INCOME

     The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

     Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

     Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust, and recordkeeper expenses.


 3.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2001 and 2000 (in thousands):



                                                                  2001         2000
     Net assets available for Plan benefits
         as stated in the accompanying financial statements     $550,908     $612,678
     Less: Amounts payable to terminated employees and
           Plan participants who have retired or terminated
           employment but elected to have their
           assets remain in the Plan                              98,313      104,219
                                                                --------     --------

     Net assets available for Plan benefits as stated in
         Form 5500                                              $452,595     $508,459
                                                                --------     --------

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


     The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2001 and 2000 (in thousands):

                                                                          2001         2000
     Benefits paid to participants as stated                            $ 54,713     $ 67,926
         in the financial statements
     Add:  Amounts payable to terminated employees and
            Plan participants who have retired or terminated
            employment but elected to have their assets remain            98,313      104,219
            in the Plan as of current year-end
     Less: Amounts payable to terminated employees and Plan
             participants who have retired or terminated employment
             but elected to have their assets remain
             in the Plan as of prior year-end                            104,219      136,994
                                                                        --------     --------

     Benefits paid to participants as stated in Form 5500               $ 48,807     $ 35,151
                                                                        ========     ========


 4.  PLAN AMENDMENTS

     The Plan was amended effective December 10, 2001 to comply with new regulations on the minimum distribution requirements of Section 401(a)(9) of the Internal Revenue Code.

     The Plan was amended effective April 1, 2001 to allow participants transferred from a Beam participating employer to Future Brands LLC to receive withdrawals and obtain loans.

     The Plan was amended effective January 1, 2001 to provide that participant account additions made in excess of the maximum may be distributed to participants or former participants if permitted under regulations issued by the Secretary of Treasury pursuant to the provisions of Section 415 of the Internal Revenue Code.

     The Plan was amended effective January 1, 2001 to permit participation in profit sharing for all Fortune employees who are employed to work at least 20 hours per week.

     The Plan was amended effective January 1, 2001 to provide a matching contribution to NHB participants equal to 30% of the participant's tax deferred and after-tax contributions, not to exceed 4% of eligible compensation.


 5.  TRANSFERS TO AND FROM THE PLAN

     During 2001, certain employees transferred from Beam to Future Brands, a joint venture between Beam and Vin & Sprit AB of Sweden. The value of participant accounts transferred to the Future Brands LLC Retirement Savings Plan on April 1, 2001 totalled $20,759,274. The remaining transfers relate to transactions in the ordinary course of business between the Plan and the Fortune Brands Hourly Employee Retirement Savings Plan.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


 6.  ASSETS HELD IN MASTER TRUST

     The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 91.11% and 95.60% in the Master Trust's net assets at December 31, 2001 and 2000, respectively.

     Master Trust assets at December 31, 2001 and 2000 are as follows (in thousands):


                                                                        2001           2000
     Interest and dividends receivable                               $     511      $     829
     Common stock - corporate:
       Employer stock                                                   38,950         35,351
       Non-employer stock                                              126,964        151,241
     U.S. Government securities                                         11,080         18,830
     Corporate debt instruments                                         16,202         18,601
     Registered investment companies                                   340,987        354,237
     Collateralized promissory notes from participants                  16,254         16,635
     Interest bearing cash                                              49,045         38,418
                                                                     ---------      ---------

           Total assets                                                599,993        634,142
                                                                     ---------      ---------

     Administrative expenses payable                                      (786)          (679)
                                                                     ---------      ---------

     Total net assets of the Master Trust available for benefits     $ 599,207      $ 633,463
                                                                     =========      =========

     Investments that represent 5% or more of the Master Trust's net assets are separately identified in the Master Trust filing.

     The net appreciation (depreciation) in fair value of investments, interest income, dividend income, and administrative expenses related to the Master Trust for the years ended December 31, 2001 and 2000 is as follows (in thousands):


                                                                        2001           2000
     Net appreciation (depreciation) in fair value:
       Common stock - corporate                                      $ (14,308)     $ (21,895)
       U. S. Government securities                                         (34)         1,640
       Corporate debt instruments                                          402           (154)
       Registered investment companies                                 (24,973)       (13,708)
                                                                     ---------      ---------
              Net depreciation in fair value of
                  investments of the Master Trust                      (38,913)       (34,117)

     Interest income                                                     5,026          6,073
     Dividend income                                                     2,715          2,980
     Administrative expenses                                            (2,328)        (2,536)
                                                                     ---------      ---------

              Total net loss of the Master Trust                     $ (33,500)     $ (27,600)
                                                                     =========      =========

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


 7.  RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.


 8.  USE OF ESTIMATES

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


 9.  CREDIT RISKS

     The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.


10.  TAX STATUS

     The Internal Revenue Service ("IRS") issued a determination letter dated January 8, 1998 to Fortune stating that the Plan meets the requirements of
     Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


11.  RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping and investment management services amounted to $1,398,262 and $911,802 for the years ended December 31, 2001 and 2000, respectively. In addition, fees payable to the trustee as of December 31, 2001 and 2000 were $188,928 and $191,635, respectively.

                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                 FORTUNE BRANDS RETIREMENT SAVINGS PLAN


                                 By:       /s/ Frank J. Cortese
                                      -------------------------

                                      Frank J. Cortese, Chairman
                                      Corporate Employee Benefits Committee of
                                           Fortune Brands, Inc.





Date:  June 28, 2002